Exhibit 99.1

Allot Acquires Esphion for Network and Subscriber Protection Solutions

Value-added services will enrich Allot’s DPI-based Service Gateway offering

Hod-Hasharon, Israel – January 3, 2007 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI), today announced that it has signed a definitive agreement to acquire the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. Allot believes that the acquisition furthers its vision of offering value-added services on its new Service Gateway platform to help broadband providers build secure, intelligent networks.

Allot plans to integrate Esphion’s products and technology into its entire product portfolio, including the recently announced Allot Service Gateway, the industry’s first open, standards-based platform for broadband service control and optimization capable of supporting more than 20 Gigabits per second (Gbps) of traffic.

Network and subscriber security is a primary concern for broadband operators, which deliver high-quality, always-available access services to their subscribers. Esphion’s granular network and subscriber behavior analysis (NBA) technology provides an accurate way to detect the root cause for security attacks over 10Gbps communication links.

The integrated, self-contained, solution will allow service providers to extend Allot’s traditional DPI capabilities and policy-based Quality of Service enforcement with mitigation of security threats. This includes isolation and remedy of infected subscribers (known as botnets, generating spam traffic and other attacks) and Distributed Denial of Service (DDos) attack prevention. The result is a highly competitive security solution for the service provider market in terms of performance, efficiency, ease of implementation and accuracy.

“Carriers and ISPs see increasing value in having a purpose-built device managing their application and subscriber visibility, management and control,” said Mark Bieberich, Vice President, Communications Infrastructure Research at Yankee Group. “The integration of Esphion security threat detection technology into Allot’s Service Gateway is a clear example of a solution engineered to meet this growing market need.”

Under the terms of the agreement, Allot will acquire all material assets of Esphion for $3.5 million in cash plus up to additional $2 million of performance-based consideration if certain targets are met during 2008. Esphion’s employees, who are based in New Zealand, will become part of Allot’s global operation. Allot anticipates that on a non-GAAP basis, the acquisition will be around $0.02 dilutive to earnings per share from continuing operations in the first quarter following the closing of the transaction, and will become accretive to earnings per share within one year of closing. Allot expects that on a GAAP basis earnings per share from continuing operations will be more dilutive, primarily due to purchase price accounting associated with the acquisition. The exact impact of this will not be known until after Allot completes allocation of the purchase price pursuant to such accounting. The acquisition is subject to various closing conditions and is expected to close within 7 days.

“The strategy behind our Service Gateway is to build upon Allot’s best-of-breed DPI technology and integrate value-added services onto the platform through acquisition, OEM and partnerships,” said Rami Hadar, Allot’s CEO and President. “This solution that will enable our customers to offer new revenue-generating services, combined with network analysis and network control capabilities, in one, integrated, DPI-based application and subscriber-aware solution. We chose Esphion based on their behavior analysis technology, ability to scale to 10Gbps, and positive reports we received from their top tier customer list.”

“Esphion has developed unique technology to detect network and subscriber behavioral security problems,” said Mark Edwards, CEO of Esphion Ltd. “Our products have already been successfully deployed at, and are being used by, several major carriers and ISPs throughout Asia-Pacific. Combined with Allot’s DPI platform and world-wide sales organization, we intend to open up new market opportunities for our leading-edge solution.”

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

About Esphion

Esphion (www.esphion.com) is a leading provider of network Anomaly Detection Systems (ADS). Deployed by large Service Providers in Asia Pacific, such as PCCW, True Internet and Telecom New Zealand, ADS is the most robust technology available to combat previously unseen and unknown threats to critical network infrastructure, such as DDoS, Zero-Day Worms and SPAMbots. Esphion ADS detects threats to critical networks and creates mitigation strategies for immediate deployment – before the network is impacted.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot’s plans, objectives and expectations for future operations, including the timing of the closing of the transaction with Esphion; the possibility that the transaction may not close; the characteristics of the combination of Allot and Esphion technologies; the effect of Esphion’s acquisition to Allot’s earnings per share following the closing; and the timing on which this transaction will become accretive to earnings. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; the market’s acceptance of the combined solution of Allot and Esphion technologies; changes in general economic and business conditions and, specifically, a decline in demand for Allot’s products; Allot’s inability to timely develop and introduce new technologies, products and applications; loss of market; and those factors discussed under the heading “Risk Factors” in Allot’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-9-761-9365
jkalish@allot.com